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08026719

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSG Executions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, 10th Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington DC
101

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
B

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Moshe Engelsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSG Executions, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

DANIEL CALLAWAY
Notary Public, State of New York
No. 02CA5072556
Qualified in New York County
Commission Expires Feb. 3, 2009

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSG EXECUTIONS, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

PSG Executions, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	82,945
Securities owned, at market		113,385
Receivable from broker-dealer and clearing organization		21,003
Commissions receivable		132,653
Prepaid income taxes		4,078
Total assets	$	354,064
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses and other payables	$	119,637
Total liabilities		119,637
Stockholders' equity		
Common stock, no par value; 200 shares authorized; 20 shares issued and outstanding		10,000
Additional paid-in capital		157,000
Retained earnings		77,427
		244,427
Less: Stock subscription receivable		(10,000)
Total stockholders' equity		234,427
Total liabilities and stockholders' equity	$	354,064

The accompanying notes are an integral part of this financial statement.

1. Organization

PSG Executions, Inc. (the "Company") was incorporated on August 27, 2001, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash Equivalents

The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against the deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. Securities Owned At Market

Securities owned at market consist of a short term income fund.

4. Income Taxes

Deferred taxes are a result of temporary differences arising primarily from the use of different depreciation methods for financial reporting purposes than for tax purposes, commissions receivable and accrued expenses and other payables. The valuation allowance decreased by $600 in the current period.

Deferred taxes consist of the following:

Deferred tax asset	$ 3,000
Deferred tax liability	(3,000)
Valuation allowance	-
Net deferred tax	$ -

5. Common Stock

The Company has both voting and non-voting common stock outstanding. Distribution and liquidation rights between both voting and non-voting common stock are identical. On December 20, 2007, the Company purchased 10 treasury shares of its voting common stock for $10.

6. Stock Subscription Receivable

On December 21, 2007, the Company entered into a stock purchase agreement. Pursuant to that agreement, the Company issued, from treasury, 10 shares of voting common stock in return for a demand note from a shareholder, in the principal amount of $10,000. The note bears interest at 5% per annum. In lieu of repayment, the shareholder has the option of satisfying his obligations in full under the note by surrendering his shares. The note is guaranteed by the shareholder.

7. Related Party Activity

The Company entered into a brokerage commission agreement with an affiliate which became effective November 1, 2007. At December 31, 2007, $132,653 is recorded as a receivable on the Company's statement of financial condition.

In addition, since May of 2007, the Company has paid to this affiliate commission for services related to trade brokerage, clearance and execution.

The Company utilizes a charter jet service whose owner is a related party.

8. Clearance Agreement

The Company operates principally under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities with a market value of not less than $100,000. This deposit is included in securities owned, at market.

9. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $220,144, which was $212,169 in excess of its required net capital of $7,975. At December 31, 2007, the Company had aggregate indebtedness of $119,637. The ratio of aggregate indebtedness to net capital was .54 to 1.

10. Off-Balance-Sheet Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

* *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
PSG Executions, Inc.

We have audited the accompanying statement of financial condition of PSG Executions, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PSG Executions, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 27, 2008

END